SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  February 2008

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.


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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Receives a $2.7 Million Production Order From a Strategic Customer for the Production of Digital Video Recorders, Cameras and Debriefing Stations dated February 13, 2008.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

RADA Receives a $2.7 Million Production Order From a Strategic Customer for the Production of Digital Video Recorders, Cameras and Debriefing Stations

Wednesday February 13, 7:11 am ET

NETANYA, Israel, February 13 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADA - News (http://finance.yahoo.com/q?s=RADA)) announced today that it has received an order of $2.7 million to produce and deliver digital video recorders (DVR), color HUD video cameras (CHVC) and ground debriefing stations (GDS) to a strategic customer.

The DVR is one of RADA's largest selling products worldwide and has been in production for several years.

The order is follow-on to an agreement recently signed with the strategic customer to transfer the production capabilities of RADA's DVR.

Deliveries of the products are scheduled to be completed within 12 months.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics Systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainer Aircraft Upgrades, Avionics Systems for UAVs, and Optronics (Head-Up Display Cameras for fighter aircraft, and cameras for armored vehicles).

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

     Company Contact:

     Dubi Sella (V.P Marketing & Sales)
     Tel: +972-9-892-1111
     mrkt@rada.com




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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                       (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger
                                                President and Chairman




Date: February 13, 2008